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                               March 30, 2023

       Lawrence S. Elbaum, Esq.
       Partner
       Vinson & Elkins LLP
       The Grace Building
       1114 Avenue of the Americas
       32nd Floor
       New York, NY 10036

                                                        Re: Global Net Lease,
Inc.
                                                            PRRN14A filed by
Blackwells Capital LLC et al.
                                                            Filed December 23,
2022
                                                            File No. 001-37390

       Dear Lawrence S. Elbaum:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PRRN14A filed December 23, 2022

       General

   1. Please provide updated disclosure on the status of all litigation concerning the validity of the nominations to
elect the Blackwells Nominees and the submission of the Blackwells
                                                        Proposals.
   2. Please disclose clearly the risks shareholders face of not having their votes counted if they vote via your proxy
card. Relatedly, please disclose what will occur with respect to proxies you receive
with votes for the Company's nominees or votes on the Company's auditor ratification
proposal in the event you do not proceed with your solicitation or if your nominations are
deemed invalid by a court of competent jurisdiction.
   3. Please revise the proxy card so as clearly to disclose how you will treat proxies voted
 Lawrence S. Elbaum, Esq.
Vinson & Elkins LLP
March 30, 2023
Page 2
         "FOR" fewer than two director nominees. See Rule 14a-19(e)(7).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to David Plattner, at 202-551-8094, or Christina Chalk, at
202-551-3263.



FirstName LastNameLawrence S. Elbaum, Esq.                  Sincerely,
Comapany NameVinson & Elkins LLP
                                                            Division of
Corporation Finance
March 30, 2023 Page 2                                       Office of Mergers
and Acquisitions
FirstName LastName